SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE EXPERIENTIAL AGENCY, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   30215K 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 1, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Joseph  Wagner
---------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------------
                  |7|  SOLE  VOTING  POWER
NUMBER  OF                  18,588,796
SHARES            --------------------------------------------------------------
BENEFICIALLY      |8|  SHARED  VOTING  POWER
OWNED  BY  EACH             N/A
REPORTING         --------------------------------------------------------------
PERSON  WITH      |9|  SOLE  DISPOSITIVE  POWER
                            7,704,002
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
                            N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                            18,588,796
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                            28.6%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This amended Statement on Schedule 13D relates to the Common Stock of The Experiential Agency, Inc. The principal executive offices of The Experiential Agency, Inc. are located at 875 North Michigan Avenue, Suite 2626, Chicago, IL 60611.


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ITEM  2.  Identity  and  Background

(a)-(c) This amended Statement on Schedule 13D is being filed by Joseph Wagner. Mr. Wagner's business address is 875 North Michigan Avenue, Suite 2626, Chicago, IL 60611. Mr. Wagner is the President, Chief Operating Officer and Secretary of The Experiential Agency, Inc.

(d)-(e) During the last five years, Mr. Wagner: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Wagner  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On August 1, 2004, the Registrant granted 4,500,000 shares of Common Stock subject to a risk of forfeiture to Joseph Wagner as additional consideration for entering into a consulting agreement with the Registrant. Mr. Wagner instructed that the shares be issued in his spouse's name, Sandra M. Wagner. If Mr. Wagner's consulting agreement terminates before December 31, 2004, December 31, 2005 or December 31, 2006, he must return to the Registrant 4,500,000 shares, 3,000,000 shares or 1,500,000 shares, respectively, of Common Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Wagner acquired the securities of The Experiential Agency, Inc. for investment purposes. Depending on general market and economic conditions affecting The Experiential Agency, Inc. and other relevant factors, Mr. Wagner may purchase additional securities of The Experiential Agency, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Wagner  does  not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of The Experiential Agency, Inc., or the disposition of securities of The Experiential Agency, Inc.;

(b)  an  extraordinary  transaction,   such  as  a  merger,   reorganization  or
     liquidation, involving The Experiential Agency, Inc. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of The Experiential Agency, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of The Experiential Agency, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of The Experiential Agency, Inc.;

(f) any other material changes in The Experiential Agency, Inc.'s business or corporate structure;

(g) changes in The Experiential Agency, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of The Experiential Agency, Inc. by any person;


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(h)  causing  a  class  of  securities  of  The  Experiential Agency, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of The Experiential Agency, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Joseph Wagner beneficially owns 18,588,796 shares of Common Stock of The Experiential Agency, Inc. which includes 704,002 shares owned directly by Mr. Wagner, 7,000,000 shares owned by Mr. Wagner's wife, Sandra M. Wagner, and voting rights to 10,884,794 shares of Common Stock directly owned by Frank Goldstin. The shares of Common Stock beneficially owned by Mr. Wagner constitute approximately 28.6% of the total number of shares of Common Stock of The Experiential Agency, Inc., based upon 64,894,391 shares of Common Stock outstanding as of August 13, 2004.

(b) Mr. Wagner has the sole power to vote or to direct the vote of all the shares beneficially owned by Mr. Wagner, and the sole power to dispose or to direct the disposition of 7,704,002 of the shares beneficially owned by Mr. Wagner which includes 704,002 shares owned directly by Mr. Wagner and 7,000,000 shares owned by Mr. Wagner's wife, Sandra M. Wagner.

(c) Mr. Wagner acquired Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) Frank Goldstin has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 10,884,794 shares of Common Stock which Mr. Wagner has the right to vote.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Joseph Wagner has a Voting Agreement in place with Frank Goldstin, whereby Mr. Wagner has the right to vote 10,884,794 shares of Mr. Goldstin's Common Stock.

ITEM  7.  Material  to  be  Filed  as  Exhibits

Exhibit 1(1) Voting Agreement dated July 26, 2004, between Joseph Wagner and Frank Goldstin.

Exhibit  2(2)    Consulting  Agreement  with  Joseph  Wagner.

(1)  Filed  as  Exhibit  10.1  to  our  Form  8-K  filed  on  August  6,  2004.

(2)  Filed  as  Exhibit  10.6  to  our  Form  SB-2  filed  on  August  17, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  20,  2004                    By:  /s/  Joseph  Wagner
                                                ---------------------
                                                Joseph  Wagner


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